INVEST IN **M.C. SQUARES**

USA manufacturer of reusable products for home, office, and anywhere in-between


Reusable products that help reduce waste every day
m·c squares
REUSABLE STICKY NOTE

mcsquares.com Denver CO

Retail | Hardware | Main Street | Retail | Sustainability

LEAD INVESTOR



Jason Searfoss

M.C. Squares is led by a highly-experienced founder, Anthony Franco, who has a strong track record of successfully scaling companies with capital efficiency to achieve notable liquidity events. The company's products are innovative and solve clear problems for its customers, resulting in a loyal customer base. M.C. Squares has implemented a thoughtful manufacturing and distribution strategy that significantly protects it from potential supply chain disruptions. The company has also utilized a well-designed intellectual property strategy, and it holds important patents, which could be valuable to potential acquirers.

Invested $10,000 this round & $10,000 previously

Highlights

1. Pioneers - Inventors of the Reusable Sticky Note
2. Products People Love - Thousands of 5-Star Reviews
3. Traction - Over $7 million in revenue and growing year over year

2. Products People Love - Thousands of 5-Star Reviews

3. Traction - Over $7 million in revenue and growing year over year

4. Momentum - 2.5k+ investors, 20,000+ social followers, 30,000+ email subscribers
5. Validation - Rare ‘Company Update’ appearance on Shark Tank
6. Ready For Retail - Raising capital to bring our products to large retailers
7. Strong Defense - 16 Patents (9 Issued), 10 Trademarks

8 Good Value - KingsCrowd Investment Price Rating of 4.7 out of 5 and a Low, 1.3 Risk Score

Our Team



Anthony Franco CEO & Founder

Serial Technology Entrepreneur, 4 Exits - 2 to Public Companies, Progressive Track Record

Our founder is a serial entrepreneur with a track record of creating technology companies using design-thinking methodologies (there's even a O'Reilly Book written on the processes he pioneered) - When he sold his last company, he decided there are some things (like creative thinking) that are better done in real life, without technology.



Amanda Rubino CMO

Marketing Leadership role at PopSockets when the brand was the 2nd fastest growing company in US.



Ian McConville COO

Start-up veteran with a mechanical engineering background. Runs the company using the Entrepreneurial Operating System

Invest in the future where sustainable manufacturing and commerce meet


Morning
Water
Health

Do you ever think about how much paper you waste daily? At M.C. Squares, we do. We are the inventors of the Reusable Sticky Note, but that's not all we do...

We create reusable, sustainable products that clear your mind and your desk.

Made for people who want to do better for the earth (while becoming the most organized, productive version of themselves) our products are made in the USA, fueled by wind power, and we've saved over 2 billion sticky notes from ending up in the landfill so far!

The Top 5 Reasons To Invest


16 Patents
Manufacturers
Marketing Experts
5-Star Products
$250B Market

Intellectual Property

We Commercialize I.P.

We look for unique industrial materials that have a place in consumers' homes and offices and then convert those materials into consumer products wrapped in IP protection. We've filed 16 patents with 9 issued so far, published 10 trademarks, and have worldwide exclusivity on the materials that set our products apart.

We are the Manufacturer

Made By Our Team in The USA

We've developed advanced manufacturing techniques that give us special advantages. In fact, we were recently awarded the OEDIT $250,000 Advanced Manufacturing Grant by the State of Colorado.

Self-manufacturing gives us some pretty special advantages:

First, we have great gross margins. We make our products faster, better, and more economical than most overseas office supply manufacturers. "How?" Because we have fewer tariffs to pay, shipping costs to incur, supply chain issues to navigate, or long lead times to manage.

Making our own products allows us to test launch new products and ideas within weeks, and for hundreds of dollars. Essentially we can "whiteboard" our ideas by doing short-runs and testing our products in the real world.

Our formula for finding product-market fit is simple: **Launch. Listen. Scale.**

Scalable Marketing

CPG Experts on a Mission

We have developed an internal marketing engine with a team of CPG marketing experts. Our processes allow us to 'get the word out' in effective and economical ways (we estimate our marketing team generates $40,000 in free influencer marketing and $20,000 in free PR a month)


msn
"Write thoughts that sometimes lead
to remarkably profound concepts or solutions"

Great Products

Protected IP, vertical integration, and great marketing alone will not make a great company. The result needs to be great products that consumers desire. This is where we truly deliver. We constantly hear from our customers when they receive a package from M.C. Squares:

> ***"I'm so excited, today is the day I will get stuff done!"***

Our top-performing product categories:

- Stickies: Reusable Dry-Erase Sticky Notes (trademarked, patented & material exclusivity)
- Tackies: Smudge-Free Erasable Markers

(trademarked)

- Jotters: Reusable Notepads, Index Cards, and Graph Paper
  (trade secret manufacturing)

- Planners: Reusable Calendars and Planners
  (patented & material exclusivity)



M.C. Squares Stickies
★★★★☆ 4,160 ratings | 61 answered questions
#1 Best Seller in reusable sticky notes


smudgeless wet-erase tackie

Tackie Markers
★★★★☆ 2,946 ratings | 26 answered questions
#1 Best Seller in Smudge Free Markers



M.C. Squares Dry-Erase Surfaces
★★★★☆ 478 ratings | 6 answered questions
#1 Best Seller in desktop whiteboards


march 2021
Florida Roadtrip
Piper Grooming 10 am
St. Patrick's Day
Hair cut 3pm
Dinner Superica 7:30 pm
Mom Birthday
Return Amazon package by 3/17
Visit Nana this month
Plan mountain trip
Make doctors apt

M.C. Squares Reusable Monthly Calendar
★★★★☆ 1,441 ratings | 25 answered questions
#1 Best Seller in Planning Boards

Big Market

With incredible room for innovation

We know what you're thinking: "Are Sticky Notes really a big enough business?" Well, actually, yes, they are kind of a big deal. The sticky note market is growing even in our digital world and its estimated 2022 value is $2.2 Billion.

But we didn't stop at Sticky Notes

But we didn't stop at Sticky Notes...

As work and home blend, office supplies and home decor are overlapping. The opportunity at the intersection of these huge markets is where M.C. Squares is capitalizing on a massive opportunity in reusable products that help people replace paper use (and where we are becoming the category king)


m·c squares
Office Supplies
$250 Billion Market
Home Organization
$20 Billion Market

Business Customers As Well

Although our marketing has been primarily focused on consumers, we have gained traction in the corporate world as well.

Currently, 18% of our online sales are to businesses. Because of our unique product portfolio, we have permission to hunt even more aggressively by expanding into:

- Promotional products
- Licensed products
- Corporate, government, and enterprise accounts

BUT WAIT, THERE'S MORE

You've made it this far, let's keep the pitch going!




But wait, there's more!

Ready for Retail

With a newly inked partnership with Marshall and Associates, we are gearing up to bring our products to larger retailers. In fact, that's exactly why we are raising capital: to purchase inventory and elevate the brand for physical presence across the country.

MARSHALL

Marshall currently represents over $1 Billion in sales for a handful of successful CPG brands.

Incredible Investors & Advisors

Not many companies can claim they have Mr. Wonderful on their cap table - we can! But truth be told, all of our active advisors are just as wonderful.


Kevin O'Leary
Investor, Influencer
Shark Tank's Mr. Wonderful
Robb Wilson
Investor, Advisor
CEO, One Reach



Jason Searfoss
Investor, Financial Advisor
Former CFO, Longford Capital



Verity Byrne
Logistics Advisor
CEO, Be Solve



David Prichard
Investor, Advisor
TeeGarden Financial



Peter Adams
Investor, Advisor
Author: Venture for Dummies

IT'S TIME TO INVEST

ACT NOW! DON'T DELAY! OPERATORS STANDING BY!

(We're kidding, that's not our marketing style... we'd just love for you to join us!)

Diversify and become an angel investor in a growing start-up that creates easy-to-understand products for everyday consumers.

Thousands of investors have already placed their bets on us because we've got the goods:

- A leadership team with a strong entrepreneurial track record
- A company with great sales growth and media traction
- Patents, trademarks, and competitive advantages
- Amazing products made ourselves, sold direct to consumers, at scale

The timing is right. Right now. You'll be getting in early on the creation of new categories of great consumer products. You made it this far, just one more step...


Meal Plan

Additional Regulatory Supporting Information

- Kings Crowd Rating

https://kingscrowd.com/mcsquares-on-dalmore-group-2021

- Market Sizes

Indoor Home Decor Market Size 680B

https://www.grandviewresearch.com/industry-analysis/home-decor-market#:~:text=The%20global%20home%20 Supplies Market Size 250B:

market#:~:text=The%20global%20home%20... Supplies Market Size 250B.

https://www.fastmr.com/report/27/office-supplies-market

Sticky Note Market Size

https://www.marketwatch.com/press-release/post-it-and-sticky-notes-market-industry-growth-2022-share...

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